

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2018

<u>Via E-mail</u>

Dorota Korobiejnikow
Head of International Capital Markets
c/o Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016

**Re: The State Treasury of the Republic of Poland
Registration Statement under Schedule B
Filed March 16, 2018
File No. 333-223719**

Dear Ms. Korobiejnikow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. To the extent possible, please update all statistics and information in the registration statement to provide the most recent data, including, for example, in the following areas:

    - the discussion under "Restructuring of the Coal Mining and Energy Sectors," on page 7;
    - the discussion of the draft legislation submitted in 2017 under "Foreign Currency housing loans portfolio," on page 28; and
    - the bonds whose maturity date has passed beginning on page T-2.

2. Where appropriate in the registration statement, please provide disclosure of any material economic, political, diplomatic, or other impact on Poland relating to the Amended Act on the Institute of National Remembrance.

Triggering of Article 7 of the TEU by the EU Commission, page 9

3. Please include discussion of the basis for your belief that the EU Commission will not impose any sanctions. Also, discuss the sanctions that can be imposed.

Inflow of EU Funds, page 10

4. Please include discussion of the material changes in the first chart under this heading.

Climate Change Policies and the Paris Agreement, page 11

5. Please update the information under this heading, as necessary. We note news reports of EU court findings related to environmental issues.

Supervision of companies with State Treasury shareholdings, page 16

6. Please include further discussion of the companies or industry group classifications for the businesses selected as particularly important to your economy.

Public Debt, page 40

7. Please revise your disclosure to discuss the differences in the numbers for State Treasury Debt in the charts under "Overview" and "State Treasury Debt."

Taxation, page 56

8. Please include a general discussion of the material tax consequences and considerations under this heading. Please revise such disclosure, as necessary, in your prospectus supplements.

Exhibit D

9. Please submit a revised opinion that deletes the limitation related to exceeding the borrowing limits in the last sentence of the penultimate paragraph. Additionally, if any prospectus supplement is at risk for exceeding the limits set forth in the Budget Act, please include discussion of that in your prospectus supplements and include discussion of any additional contingencies or actions that would be taken in that instance.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3258 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: Doron Loewinger, Esq.
           White & Case LLP